UNITED STATES
SECURITIES AND EXCHANGE
Washington D.C. 20

06001899

ANNUAL AUDITED R
FORM X-17A-5
PART III

le Number
8-52989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2005** and ending **December 31, 2005**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Jump Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
600 West Chicago, Suite 825
(No. and Street)

Chicago	Illinois	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Carey Harrold (312) 930-9603
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Carey Harrold**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Jump Trading, LLC** as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Carey Harrold
Signature

Chief Financial Officer
Title

Ann Smiley
Notary Public

"OFFICIAL SEAL"
ANN SMILEY
Notary Public, State of Illinois
My Commission Expires Nov. 18, 2007

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Members
Jump Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Jump Trading, LLC as of December 31, 2005, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jump Trading, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information identified in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Chicago, Illinois
February 3, 2006

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

JUMP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

ASSETS	
Cash and cash equivalents	$ 2,781,653
Due from broker-dealers and clearing organizations	74,123,670
Securities owned	21,800,263
Commodity futures and options positions	192,727
Memberships in exchanges, at cost, market value $8,522,073	2,888,600
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation and amortization of $200,194	3,670,542
Deposits with clearing organization	10,000
Deposits	419,825
TOTAL ASSETS	$ 105,887,280

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Securities sold, not yet purchased, at market value	$ 51,331,216
Accrued state replacement taxes	293,097
Accounts payable and accrued expenses	7,968,902
Total Liabilities	59,593,215
MEMBERS' EQUITY	46,294,065
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 105,887,280

See notes to financial statements.

VirchowKrause & company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Members
Jump Trading, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Jump Trading, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.